UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33036

Mindray Medical International Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan,

Shenzhen 518057

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Class Action

On July 21, 2011, a proposed shareholder class action lawsuit was filed against Mindray Medical International Limited (the “Company”) and certain of its officers and directors in the United States District Court for the Southern District of New York. The complaint alleges that between January 11, 2010, and August 9, 2010, the Company made a series of materially false and misleading statements or omissions about its business, operations, and prospects in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint seeks a declaration that the action is a proper class action; damages to class members with interest; and litigation costs and expenses, including attorneys’ fees and experts’ fees. The Company anticipates that similar proposed class action lawsuits may be filed and will be consolidated with this action. The Company and the named individuals intend to vigorously defend against the claims.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Liu Jie
	Name:	Liu Jie
	Title:	Chief Financial Officer

Date: August 3, 2011